U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

report of foreign private issuer

pursuant to rule 13a - 16 or 15d-16 of

the securities exchange act of 1934

For the Restatement of the Fourth Quarter Results of 2005

___________________

NORAMPAC INC.

1061 Parent Street

Saint-Bruno, Quebec

Canada J3V 6R7

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): ___________________________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1) ____________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7) ____________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

    a press release issued by the Corporation on February 22, 2006 regarding the restatement of its financial results for the fourth quarter of 2005, a copy of which is filed hereto as Exhibit 1 and incorporated herein by reference.

Exhibit Index

___________

Exhibit Number                                Document

  1                                              Press release issued by Norampac Inc. on February 22, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         NORAMPAC INC.

                        By:    LUCIE-CLAUDE LALONDE

                          LUCIE-CLAUDE LALONDE

                          GENERAL COUNSEL

                          AND SECRETARY

Date: March 1, 2006